EXHIBIT 99.1

GLG Life Tech Corporation Announces Agreement Signed in China for AN0C Tax Incentives and Financing Support

VANCOUVER, B.C., June 28, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the signing of an agreement between GLG and its AN0C™ subsidiary with the Fengyang County Government and the support of the Chuzhou City Government of the Anhui province in China that strengthens its consumer products business in China.

Under this agreement,

  GLG and its AN0C™ subsidiary agreed to register its headquarters in the Xiaogang Village in Fengyang County which is the birthplace of China agriculture reform and to set up its marketing and sales operation center in Shanghai.
  The Fengyang government agreed to give the AN0C™ business nationwide preferable tax treatment through its headquarters.
  The Fengyang government and the Chuzhou City Government also agreed to proactively assist GLG's AN0C subsidiary to obtain a RMB one billion credit line with interest rates discounted from market rates from China financial institutions.

GLG and its AN0C™ subsidiary, together with the Fengyang County Government and the Chuzhou City Government, recently held a signing ceremony in AN0C Shanghai Office. The Mayor of Chuzhou City Government, Mr. Jiang Shan, and the Mayor of Fengyang County Government, Mr. Mi Demin, attended the ceremony. Canada's Deputy Consul in Shanghai, Jordan Reeves, also attended the ceremony to support this project representing the Canadian Federal Government. There were also over twenty media reporters attending the ceremony.

The Mayor of Chuzhou City Government, Mr. Jiang Shan, first thanked Dr. Luke Zhang's continual efforts to develop local agriculture that has increased the local farmers' standard of living. He also stated the government will fully support the AN0C™ business and help GLG and AN0C™ deliver the important health and social benefits from AN0C's products to the Chinese people.

Canada's Deputy Consul in Shanghai, Mr. Jordan Reeves, in his speech at this event stated that GLG as a Canadian company has been developed as a successful model for Canadian investments in China. He also stated that he is also very proud that AN0C™ has chosen its headquarters to be located in Xiaogang village.

GLG Chairman and CEO Dr. Luke Zhang stated, "I am very pleased to announce this agreement which underscores the support GLG has for its AN0C business in China. We have worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which is a role model for how a rural agriculturally based economy can build a value added industry around an agriculture crop like stevia. We are creating jobs in the Xiaogang region and bringing healthier food and beverages to the Chinese consumer. The combination of the tax incentives and line of credit support from the governments of Chuzhou and Fengyang are clear indicators that AN0C™ is supporting important policies in China. The line of credit is expected to provide all foreseen financing requirements for the AN0C™ planned expansion in China within the next two years of our operation."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

About Xioagang Village, Fengyang Country, Anhui Province

In 1978, 18 farmers in Xiaogang village, in Anhui Province, signed a secret agreement to divide communally owned farmland into individual pieces called household contracts, thus inadvertently lighting the torch for China's rural revolution. Today they are considering pooling their farmland again to create an even more efficient economy. For more information, please visit http://www.china.org.cn/china/features/content_16955209.htm

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com